Exhibit 99.2

POSITION STATEMENT

of

CORIO N.V.

regarding the recommended public exchange offer by Klépierre S.A. for all issued and outstanding ordinary shares with a nominal value of EUR 10 in the capital of Corio N.V.

27 October 2014

This Position Statement has been published by Corio N.V. (Corio) for the sole purpose of providing information to its shareholders (the Shareholders) on the recommended public exchange offer by Klépierre S.A. (Klépierre) for all issued and outstanding ordinary shares in the capital of Corio (the Shares) at an exchange ratio (the Exchange Ratio) of 1.14 new ordinary share in the capital of Klépierre (New Klépierre Share) for each Corio Share (the Offer), as required pursuant to Article 18, paragraph 2, and Annex G of the Dutch Public Offers Decree (Besluit openbare biedingen Wft).

In the context of the Offer an extraordinary general meeting of shareholders of Corio (the Corio EGM) will be held at 15:00 hours CET on 8 December in the Spoorwegmuseum at the Maliebaanstation, 3581 XW, Utrecht, the Netherlands.

1.	IMPORTANT INFORMATION

This document is not for release, distribution or publication, in whole or in part, in Canada or Japan.

The Offer and the Merger, if completed, will result in the acquisition of securities of a Dutch company and are subject to Dutch disclosure requirements, which differ from those of the United States. Any financial information included or referred to herein has been prepared in accordance with non-U.S. accounting standards and, accordingly, may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. holders of Shares to enforce their rights and any claims arising under the U.S. federal securities laws, since Klépierre and Corio are located in a country other than the United States, and some or all of their officers and directors may be residents of a country other than the United States. U.S. holders of Shares may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

In accordance with standard Dutch practice and pursuant to Rule 14e-5(b) of the U.S. Securities Exchange Act, Klépierre or its nominees, or its brokers (acting as agents), or affiliates of Klépierre’s financial advisors, may from time to time make certain purchases of, or arrangements to purchase, Shares outside of the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Information about such purchases will be announced by press release in accordance with Article 13 of the Decree and posted on the website of Klépierre at (www.klepierre.com).

The information included in this Position Statement reflects the situation as of the date of this Position Statement. Corio does not undertake any obligation to publicly release any revisions to this information to reflect events or circumstances after the date of this Position Statement, except as may be required by applicable securities laws or by any appropriate regulatory authority. Corio accepts responsibility for the information contained in this Position Statement provided that the only responsibility that is accepted for information concerning Klépierre and the Offer is the assurance that such information is properly reported and reproduced from the Offer Memorandum.

The Position Statement contains forward-looking information with respect to the financial position, plans and objectives, activities and market conditions in which Corio operates. By their nature, forward-looking statements and forecasts imply risks and uncertainties, as they relate to known and unknown events and circumstances which may or may not happen in the future. The forward-looking statements and forecasts in this report are based on management’s current insights and assumptions. The actual results and developments may deviate from those expected, under the influence of factors such as: general economic circumstances, results on the financial markets, changes in interest rate levels and exchange rates, changes in the law and regulatory framework and in the policy of governments and/or regulatory authorities, the occurrence of any event, change or other circumstances that could give rise to the termination of the Offer, the failure to receive, on a timely basis or otherwise, the required approvals by government or regulatory agencies, the risk that an Offer Condition may not be satisfied, the ability of Corio to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners pending the completion of the Offer.

Any reference in this Position Statement to defined terms in plural form shall constitute a reference to such defined terms in singular form, and vice versa. All grammatical and other changes required by the use of a definition in singular form shall be deemed to have been made herein and the provisions hereof shall be applied as if such changes have been made.

This Position Statement will be governed by and construed in accordance with the laws of the Netherlands, without prejudice to any applicable provisions of prevailing mandatorily applicable law. The Court of First Instance (Rechtbank) in Amsterdam, the Netherlands, shall have exclusive jurisdiction to settle any disputes which might arise out of or in connection with this Position Statement, without prejudice to the rights of appeal (hoger beroep) and cassation (cassatie) or to the jurisdiction of any other competent court pursuant to applicable prevailing mandatorily applicable law.

Copies of this Position Statement can be obtained free of charge through the website of Corio (www.corio-eu.com).

2.	INTRODUCTION

Dear Shareholder,

On 29 July 2014, Corio and Klépierre jointly announced that they reached conditional agreement in connection with a recommended public exchange offer by Klépierre for all Shares at an exchange ratio of 1.14 New Klépierre Share for each Corio Share.

Before reaching conditional agreement, Corio’s management board (the Management Board) and supervisory board (the Supervisory Board, and together with the Management Board, the Boards) made a thorough assessment of the Offer versus the stand-alone alternative and other strategic alternatives, weighing the best interests of Corio and its stakeholders, including the Shareholders.

Subsequent to the joint announcement by Corio and Klépierre, Corio’s works councils were informed on the proposed transaction and requested to render its advice, which have in the meantime been obtained.

The Boards have duly considered the transactions and have resolved to unanimously recommend the Offer for acceptance and the Merger for approval to the Shareholders and to unanimously recommend the Shareholders to vote in favour of all resolutions proposed in relation thereto at the Corio EGM (the Resolutions).

The Corio EGM to be held at 15:00 hours CET on 8 December 2014 at Maliebaanstation, 3581 XW Utrecht, the Netherlands, is an important event for Corio and its Shareholders. During this meeting you will, among other things, be informed about the Offer and be able to vote on the Resolutions, including the resolutions to implement the Merger.

In this Position Statement, the Boards would like to address the background of the proposed transactions as well as their merits.

Mr Derk Doijer	Mr Gerard Groener
(Chairman of the Supervisory Board)	(CEO and member of the Management Board)

3.	DECISION-MAKING PROCESS BY THE BOARDS

On 7 May 2014, a meeting took place in which Mr Derk Doijer (chairman of the Supervisory Board), Mr Patrick Kanters (APG’s global head of real estate and infrastructure) and Mr David Simon (chairman of Klépierre’s Supervisory Board) participated. During that meeting, Mr Simon handed Mr Doijer a letter. The letter set out a non-binding proposal for a combination of Corio and Klépierre through a share exchange offer, with the objective for Klépierre to obtain full ownership of the Corio group. The letter stated that the combination would create an efficient pan European retail real estate company and would benefit from the strong sponsorship and support of the two major shareholders of Klépierre, being Simon Property Group (SPG) and BNP Paribas Group (BNPP), as well as Corio’s largest Shareholder, APG.

The Boards had retained Deutsche Bank AG, London Branch (Deutsche Bank) and Goldman Sachs International (Goldman Sachs) as financial advisers and Allen & Overy LLP (A&O) as legal adviser.

After receipt of Klépierre’s proposal, a special transaction committee was established for the purpose of evaluating the offer. The transaction committee consisted of representatives of both Boards and was supported by the financial and legal advisers. The Boards and the transaction committee started to carefully consider the various aspects and financial and non-financial implications of Klépierre’s proposal, taking into account the interest of Corio and all its stakeholders, including the Shareholders. The Boards and the transaction committee intensively discussed the merits of the potential combination during several meetings and conference calls.

The Boards also considered alternatives to the proposed combination, including a stand-alone scenario, the possibility of a full combination or strategic partnership with a third party or the disposal of certain assets or the company to unlock value. The Boards explored each alternative and carefully evaluated whether the expected effects of any such alternative would be more beneficial to Corio and its stakeholders including the Shareholders. The Boards also took into account the likelihood of successful implementation in respect of each alternative.

Corio’s financial and legal advisers were closely involved in the process and participated in the discussions.

The Boards came to the conclusion that they did see the strategic rationale of the proposed combination, but that the terms and conditions of Klépierre’s proposal were not in the interest of Corio. Therefore, they sent a response letter to Klépierre, stating that they were prepared to engage with Klépierre to see if, in an expeditious manner, a transaction could be structured on terms that are fair and equitable to all of Corio’s stakeholders, including the Shareholders.

In the subsequent weeks, meetings and conference calls between Corio, Klépierre and their respective legal and financial advisers on the terms and conditions of the proposed offer took place and drafts of a merger protocol were exchanged setting out the terms of a combination. Each party made a virtual data room available and allowed the other party and its advisers to conduct a due diligence on its business. The subsequent negotiations on the proposed offer resulted in an agreement between Corio and Klépierre on the terms and conditions of the proposed offer as set out in the Merger Protocol.

In their decision-making process, the Boards have taken into account, among other things, the following aspects in determining the best interest of Corio and of its stakeholders:

•	strategic rationale of the combination;

•	the continuity of Corio’s business;

•	interests of all Shareholders, including the minority Shareholders (i.e. the Shareholders other than APG);

•	value and nature of the consideration offered by Klépierre for the Shares;

•	execution risks and conditionality to completion;

•	governance post-closing;

•	structure of the transaction and the combination;

•	interests of all employees of Corio and its group companies;

•	interests of other third parties (such as joint venture partners, tenants, creditors and suppliers);

•	possibility for a third party to make a competing (public) offer; and

•	any party’s entitlement to a break fee and the amount thereof.

In their decision-making process, the Boards also carefully considered the possible deal structures which would allow Klépierre to acquire 100% ownership of Corio against payment to the Shareholders of a consideration consisting of New Klépierre Shares. The Boards and their advisers determined that there were two deal structures available: (i) a public exchange offer, whereby Klépierre would offer Shareholders to exchange their Shares for New Klépierre Shares at the Exchange Ratio (the Offer) and (ii) a cross-border merger, whereby Corio as a legal entity would merge into Klépierre, all of Corio’s assets and liabilities would transfer to Klépierre, and the Shares would lapse in exchange for New Klépierre Shares at the Exchange Ratio (the Merger, and together with the Offer, the Transactions). It was observed that both structures are economically equivalent (see par. 4.4 for a more detailed description of the Merger) and accordingly, the Boards resolved to support both deal structures, to be executed in parallel to be able to realize full integration of Corio’s and Klépierre’s business as soon as possible while at the same time ensuring a share-for-share transaction enabling Shareholders to participate in the combined entity.

The Boards received fairness opinions, in form and substance satisfactory to the Boards and consistent with Dutch market practice, from each of Deutsche Bank and Goldman Sachs to the effect that, based upon and subject to the factors, qualifications and assumptions set forth in its respective opinion, it was their opinion, as of 29 July 2014, that the Exchange Ratio pursuant to the Merger Protocol was fair to the Shareholders (other than Klépierre and its affiliates) from a financial point of view.

A more detailed description of the Boards’ strategic, financial and non-financial assessment of the Offer is set out in paragraph 4 of this Position Statement.

Corio’s largest Shareholder, APG, supported both the Offer and the Merger and entered into an irrevocable undertaking in terms of which it has committed to Klépierre, amongst others, to tender its Shares into the Offer and to vote in favour of all resolutions required in connection with the Offer and Merger at the Corio EGM, in accordance with the terms and conditions of this irrevocable undertaking.

Klépierre’s two largest shareholders, SPG and BNPP also entered into irrevocable undertakings in terms of which they have committed to Corio to fully support the Offer and the Merger and to vote in favour at Klépierre’s extraordinary general meeting of all resolutions required in connection with the Offer and the Merger.

Shortly before entering into the Merger Protocol, the Management Board and the Supervisory Board have each, separately, formally resolved to enter into the Merger Protocol and to make the Recommendation (see paragraph 8). The resolution of the Management Board was adopted after prior approval of the Supervisory Board.

On 29 July 2014, Corio and Klépierre announced that they entered into a conditional agreement to effect a strategic combination of their businesses by executing a merger protocol (the Merger Protocol) by means of a joint press release (the Initial Announcement).

4.	THE BOARDS’ RATIONALE

Before entering into the Merger Protocol, the Boards carefully considered various strategic options for the future of Corio, including continuation on a stand-alone basis. As detailed below, the Boards came to the conclusion that Corio’s and Klépierre’s combined portfolios would represent the best opportunity to overcome the challenges identified and would create a much stronger business and geographic mix much faster than Corio could have developed without the Offer. The Boards also determined that there was no other potential partner as attractive and achievable, to Corio and its stakeholders as Klépierre.

As part of the decision-making process, the Boards considered the strategic fit as set out below in section 4.1 as well as the financial and the non-financial aspects of the Transactions as set out below in sections 4.2 and 4.3, respectively, and certain risks relating to holding shares in Klépierre as described in chapter 2 (Risk factors) of the prospectus of the same date as this Position Statement.

4.1	Strategic fit

Before receipt of any proposal from Klépierre, there have, from time to time, also been contacts between Corio and Klépierre about possible cooperation, as part of the Boards exploration of its strategic options. The Boards are of the opinion that the strategic rationale of the proposed Transactions is compelling and will provide significant benefits to Corio and its stakeholders for the following reasons:

•	Significant scale-up of operational portfolio—With the contemplated Transactions, Corio and Klépierre will create the leading pan-European pure play retail property company. The combination will operate 182 shopping destinations in 16 European countries, with a combined gross asset value of more than EUR 21 billion.

•	Ideal portfolio to implement value creating know-how within the combination—The 182 shopping destinations offer an ideal portfolio to fully capture embedded growth and rental income potential of the assets. The combination will leverage the best available knowledge within their respective groups to implement its strategy.

•	Continued asset recycling, including disposal of non-core assets, will provide financial flexibility—Since 2012, Klépierre has demonstrated its acute capital management through the sale of EUR 3.6 billion of non-core assets. Corio has also made substantial progress over the last 18 months with its divestment plan. After closing of the proposed Transactions, the combination will continue asset recycling through periodic portfolio review. Specific disposal processes will be defined for non-core assets. Proceeds from disposals will provide financial flexibility for investment in the shopping centres, standing or projected, which are core to the implementation of the strategy of the combination.

•	Combined development pipeline of more than EUR 3 billion—The combination will have a development pipeline of more than EUR 3 billion. Specific attention will be paid to committed projects in order to secure or enhance expected returns through a shared approach to leasing and cost management. All controlled and identified projects will be streamlined in order to optimize conception and execution. Lastly, the development potential of each site will be evaluated. Shopping centres with demonstrated potential will be reviewed in order to develop new extension plans.

•	Identified synergies of approx. EUR 60 million in run-rate, to be reached in 3 to 5 years—Corio and Klépierre have identified annual run-rate synergies of approximately EUR 60 million, to be reached in 3 to 5 years. Half of the synergies will be driven by the incremental rental income expected from the implementation of leasing, re-tenanting, innovative marketing and specialty leasing efforts. The other half will come not only from operational improvements and the sharing of best practices between Corio and Klépierre teams but also from the financial savings that will result from the gradual refinancing of Corio’s debt, which will benefit from the stronger credit profile of the combination.

4.2	Financial assessment of the Transactions

Bid premia

Each of the Offer and the Merger values Corio at an enterprise value of approximately EUR 7.2 billion based on Klépierre’s share price of EUR 36.36 on 28 July 2014, the day prior to the initial announcement, on a fully diluted basis. Klépierre will issue New Klépierre Shares in connection with the Exchange Ratio under the Offer and Merger.

The Exchange Ratio (cum dividend) per Share represents:

•	a price of EUR 41.44 per Share based on the Klépierre closing price of EUR 36.36 on 28 July 2014, the last trading day prior to the Initial Announcement; and

•	a 15.6% premium based on the closing price of EUR 35.84 per Corio share on 28 July 2014, the last trading day prior to the Initial Announcement.

The Exchange Ratio is cum dividend, meaning that if between 29 July 2014 and the settlement of the Offer, Klépierre or Corio (i) declares or pays any (interim) dividend or distribution, whether in cash, in shares or otherwise, (ii) repurchases shares, (iii) reduces its capital, (iv) distributes other amounts relating amongst others to reserves or premiums or (v) makes any other distribution (each a Distribution), the Exchange Ratio shall be adjusted accordingly to reflect the amount of such Distributions (before any applicable withholding tax).

The chart below shows the development of the Corio Share price on Euronext Amsterdam, a regulated market of Euronext Amsterdam N.V. (Euronext Amsterdam) between October 2013 and October 2014.

Fairness opinions

In addition to the foregoing, the Boards have considered the following in their financial assessment of the Transactions:

•	Deutsche Bank rendered a fairness opinion to the Boards to the effect that, based upon and subject to the factors, qualifications and assumptions set forth in its respective opinion, it was its opinion, as of 29 July 2014, that the Exchange Ratio pursuant to the Merger Protocol was fair to the Shareholders (other than Klépierre and its affiliates) from a financial point of view (see also Schedule 1); and

•	Goldman Sachs rendered a fairness opinion to the Boards to the effect that, based upon and subject to the factors, qualifications and assumptions set forth in its respective opinion, it was its opinion, as of 29 July 2014, that the Exchange Ratio pursuant to the Merger Protocol was fair to the Shareholders (other than Klépierre and its affiliates) from a financial point of view (see also Schedule 2).

Other considerations

The Boards have also considered the following in their financial assessment of the Transactions:

•	Shareholders will receive New Klépierre Shares under the Offer and, as a result, Shareholders will have the possibility to participate in any future earnings or growth of the combination and to benefit from any potential future appreciation in the value of the Klépierre Shares, including any value that could be achieved as a result of Corio’s expected incremental rental income, operational improvements, financial savings and other synergies;

•	The consideration being in the form of shares means that there is also a risk of the share price and thus the value of the consideration declining. Until the 5th trading day before the Corio EGM the Boards may terminate the Merger Protocol (without a break fee) if the Klépierre Share price has dropped 20% since the Initial Announcement and relative to its peer group, and the other requirements for a “Klépierre Stock Event” are met (see below).

•	Klépierre’s extraordinary general meeting of shareholders will be held no later than 7 business days before the completion of the Offer, to resolve on the issuance of the requisite number of New Klépierre Shares to be issued in connection with the Offer;

•	at the time of this Position Statement, there are no competing offers; and

•	the possibility of third parties making a competing offer if certain customary thresholds (as set out in paragraph 4.3 under “Certain arrangements”) are met.

4.3	Non-financial assessment of the Transactions

The Boards considered a number of significant non-financial aspects and potential benefits and advantages associated with the Offer. Please refer to Sections 6.13 up to and including 6.19 of the Offer Memorandum for a detailed overview of non-financial arrangements and agreements between Corio and Klépierre.

In summary, Corio and Klépierre have agreed in the Merger Protocol to the following:-

Non-Financial Covenants:

Strategy

Corio and Klépierre agreed that the joint strategy underpinning the business rationale of the Transactions is as follows:

•	the combination of both companies will create one of the leading global retail property companies and the leading pure play retail property company in Europe;

•	the combination will result in significant efficiency gains and in an enhanced product offering for the clients of both companies; and

•	the combination aims to create a very favourable working environment characterised by an international business culture and innovation, which offers career potential for employees of the Corio group and the Klépierre group as well as for the recruitment of new talents in the sector.

Corio and Klépierre have identified synergy benefits from the Transactions and an enhanced product offering for retailers, and have identified opportunities to optimize their combined pipeline by selecting secure and value creating projects. Further benefits of the Transactions include improved access to equity capital and funding in general, allowing Corio easier and faster growth.

Corio and Klépierre believe the Offer will enable Corio to:

•	accelerate the execution of Corio’s strategy; and

•	enhance career opportunities of employees of the Corio group and Corio’s recruitment profile towards professionals.

The Offer will furthermore allow the Klépierre group to:

•	realize its strategic objective to create one of the leading global retail property companies and the leading pure play retail property company in Europe;

•	expand its market position in Italy and France and consolidate its pan-European retail platform with access to other European markets, such as the Netherlands and Germany, and Turkey; and

•	capture cost and revenue synergies between the Corio group and the Klépierre group, driven by a focused executive board of Klépierre, applying fair allocation principles.

The Parties envisage that:

•	the combined business of Corio and Klépierre remains properly financed to safeguard the continuity of the business and the execution of the strategy;

•	if required in light of the needs of the combined business of Corio and Klépierre, Klépierre shall obtain sufficient and adequate refinance commitments on Corio’s credit lines;

•	Klépierre’s targeted capital structure shall maximise capital efficiency of the consolidated balance sheet and the combined business of Corio and Klépierre shall strive for an investment grade rating.

Minority Shareholders

Klépierre shall procure that as long as there are minority Shareholders in the Corio group, no member of the Corio group shall take any of the following actions:

•	agree to and enter into a related party transaction between such member and any member of the Klépierre group which is not at arm’s length, or not approved by the Continuing Members (as defined below); and

•	without prejudice to any post-closing restructuring measures in accordance with the Merger Protocol, take any other action which disproportionately prejudices the value of, or the rights relating to the minority’s shareholding.

Employees

Klépierre shall procure that:

•	the existing redundancy and other arrangements and social plans with Corio’s works council and relevant trade unions shall be respected and not changed;

•	the existing employee consultation structure and advice and consent rights of employee representative bodies will be respected;

•	subject to the Klépierre group’s current and future review in the ordinary course of business, the existing rights, benefits and incentives of the employees of the Corio group shall be respected, including existing rights, benefits and incentives under their individual employment agreements, collective labour agreements and social plans, and including existing rights and benefits under existing covenants made to Corio’s works council, Klépierre’s works council and trade unions;

•	subject to the current and future review and amendments of the existing pension arrangements, the pension rights of current and former employees of the Corio group shall be respected;

•	any corporate restructuring and any necessary redundancies in the context of the Transactions must be submitted to Corio’s works council for advice or approval, if so required under applicable rules;

•	subject to applicable rules, all positions with overlap between the Corio group and the Klépierre group will be selected based on fair allocation principles, such as “best person for the job” or any other business oriented objective principles without any discrimination on the basis of nationality or current employer; and

•	it fosters a culture of excellence, where qualified employees are offered attractive training and national and international career progression based on available opportunities.

Governance

Corio and Klépierre will use their respective reasonable best efforts, including through their vote in favour of any (proposal for the) agreed amendment of Corio’s articles of association or any other constitutional document, their vote in favour of any agreed (proposal for the) nomination or appointment of any person to the Supervisory Board, their acceptance of any resignation handed in by any member of the Supervisory Board, their vote in favour of any dismissal from the Supervisory Board, to ensure that the Supervisory Board will as soon as possible following the date on which the Offer is settled (the Settlement Date) be composed as follows:

•	three (3) new members of the Supervisory Board, including the chairman of the Supervisory Board, being Laurent Morel (chairman), Jean-Michel Gault and Marie-Thérèse Dimasi ; and

•	Robert van der Meer and Roel van den Berg, qualifying as independent within the meaning of the Dutch corporate governance code, dated 1 January 2009 as established under Article 2:391, Paragraph 5 of the DCC (the Dutch Corporate Governance Code), will continue to serve on the Supervisory Board (the Continuing Members).

The appointment of the new members of the Supervisory Board will be put up for a vote at the Corio EGM in accordance with Corio’s articles of association.

Corio’s works council has the right to nominate one (1) member of the Supervisory Board. The works council has exercised this right by nominating Mr Robert van der Meer. He will be deemed to be one of the Continuing Members.

Corio and Klépierre acknowledged and agreed that after the Settlement Date, persons who are employed by, or otherwise related to, the Klépierre group may be appointed as members of the Supervisory Board, provided that the Continuing Members (or after their replacement any other person who (i) qualifies as independent director within the meaning of the Dutch Corporate Governance Code and (ii) is reasonably acceptable to the other members of the Supervisory Board) shall continue to serve on the Supervisory Board subject to the terms and conditions of the Merger Protocol.

The Supervisory Board will have a number of committees in which the Continuing Members will be represented.

As of the Settlement Date, the Management Board will be composed of Jean-Marc Jestin, Bruno Valentin and Frédéric Fontaine as determined by Klépierre.

Immediately after the Settlement Date, Klépierre’s supervisory board will consist of ten (10) members of whom five (5) will be independent within the meaning of the French Corporate Governance Code published by the AFEP-MEDEF, as revised in June 2013. One new independent member of Klépierre’s supervisory board will be John Anthony Carrafiell. The other four (4) independent members shall be Bertrand de Feydeau, Bertrand Jacquillat, Catherine Simoni and Rose Marie van Lerberghe. The other five (5) members of Klépierre’s supervisory board shall be David Simon (chairman), Steven E Fivel and François Kayat (all as nominated by SPG), Dominique Aubernon (as nominated by BNPP) and Jeroen Drost (as nominated by APG). In the event of a tie, the chairman of Klépierre’s supervisory board will have the casting vote.

Immediately after the Settlement Date, Klépierre’s executive board will consist of Laurent Morel, Jean-Michel Gault, Jean-Marc Jestin and David Armitage. David Armitage has been identified by Corio.

Post-closing restructuring

As long as it remains listed on Euronext Amsterdam, Corio shall continue to comply with the Dutch Corporate Governance Code to the extent that it currently complies with the Dutch Corporate Governance Code, except for:

•	current and future deviations from the aforementioned code in accordance with the “explain” requirement in respect of such deviations; and

•	deviations from the Dutch Corporate Governance Code that find their basis in this Merger Protocol.

In the implementation of any post-closing measure (including the Merger), due consideration will be given to the requirements of Dutch and French laws and applicable rules, including the requirement to consider the interests of all stakeholders, including any minority Shareholders, relevant employee representative bodies information and/or consultation requirements in France and in the Netherlands, and the requirement for the members of the Supervisory Board to form an independent view of the relevant matter. In this respect, the Supervisory Board shall continue to have the right to engage, at the cost of Corio, its own financial and legal advisers.

If any proposed post-closing measure (including the Merger) could reasonably be expected to lead to a dilution of the shareholdings of the remaining minority Shareholders, other than pursuant to a rights issue or any other share issue where they have been offered a reasonable opportunity to subscribe pro rata to their then existing shareholding, or any shares issued to a third party not being an subsidiaries of Corio or Klépierre, a compulsory acquisition procedure (uitkoopprocedure), or any other form of unequal treatment which could prejudice or negatively affect the value of the Shares held by the remaining minority Shareholders or their reasonable interests, then the affirmative vote of at least one Continuing Member shall be required prior to the implementation of any such post-closing measure.

Duration

The Non-Financial Covenants set out above under the heading “Minority Shareholders” will apply as long as third parties who are not subsidiaries of Klépierre hold any Shares.

All other Non-Financial Covenants will continue to apply until 2 years after the Settlement Date.

Benefit and enforcement

Corio may enforce the Non-Financial Covenants against Klépierre, where Corio may only be represented by 2 Continuing Members, acting jointly. Any deviation from the Non-Financial Covenants prior to the second anniversary of the Settlement Date will require the prior approval from at least 1 of the Continuing Members.

In their decision-making and monitoring of the Non-Financial Covenants, the Continuing Members will observe and act in the best interest of the combined Corio and Klépierre group as a whole and shall endeavour to attend all duly convened meetings of the Supervisory Board and to cast their votes at such meetings.

Certain other arrangements

Further, in the negotiations resulting in the announcement on 29 July 2014 that conditional agreement had been reached between Corio and Klépierre in connection with the Offer, Corio identified certain core process points in order to be able to safeguard the interests of all its stakeholders. In particular, Corio agreed with Klépierre the following.

Likelihood of completion

The Boards believe that the Offer likely will be completed based on, among other things, the following:

•	both the relevant competition authorities in the Turkey and France are expected to provide merger clearance for the Offer; and

•	the Offer must be accepted by Shareholders holding at least 95% of the issued share capital of Corio. This threshold will be reduced to 80% if the Corio EGM approves the Merger. This commits Klépierre to complete the Offer at a lower acceptance level and thereby provides greater deal certainty. To ensure that Klépierre is only able to declare the Offer unconditional and complete the deal with substantial support from the Shareholders, the Boards have negotiated that Klépierre may not reduce the minimum acceptance level condition below 66.67% without the prior written approval of the Boards.

Ability to make a competing offer

The Boards have ensured that third parties are able to make a competing offer, provided that it must be a bona fide third-party offeror that makes an offer which exceeds the Exchange Ratio by 3% (if fully in cash) and 6% (if fully in stock), and, in the reasonable opinion of the Supervisory Board and the Management Board, is a substantially more beneficial offer than the Offer, and is launched or is committed to be launched within eight weeks after this third party announced its intention to launch such an offer (a Competing Offer). The Supervisory Board and the Management Board of Corio may revoke, modify, amend or qualify their recommendation in case of a Competing Offer.

Klépierre Stock Event

If a “Klépierre Stock Event” occurs, then the Boards may decide to terminate the Merger Protocol without paying a break fee. A “Klépierre Stock Event” has occurred if on (a) closing of the first trading day after the approval by the AFM of the Offer Memorandum or (b) closing of the fifth trading day prior to the Corio EGM: (i) the Klépierre Share price is lower than EUR 29.78; and (ii) (x) the number obtained by dividing the Klépierre Share price by EUR 37.22 is less than (y) the number obtained by subtracting 20% from the quotient of the Index divided by 1,798.41, where “Index” means the average of the FTSE EPRA/NAREIT Developed Europe Index as quoted by Bloomberg under the “EPRA Index” over a consecutive period of the preceding twenty (20) trading days.

4.4	Merger

As observed above, the combination can be achieved via two economically equivalent transaction structures: an exchange offer and a cross-border merger. The Merger Protocol envisages the possibility to pursue the Merger immediately after completion of the Offer, as the Merger is being prepared in parallel with the Offer.

In the context of the Offer, the Merger has certain benefits over certain other post-closing restructuring measures as set out in Section 6.13 of the Offer Memorandum. The Merger results in the equal treatment of all Shareholders: if the Corio EGM adopts the Merger Resolutions and the Merger is implemented, all Shareholders that do not exercise their withdrawal right will receive New Klépierre Shares for their Shares in accordance with the Exchange Ratio. The Merger is also an internationally accepted and well-known transaction structure as it is based on European regulation and as such provides for certain safeguards for Shareholders and other stakeholders of Corio, such as a withdrawal right for shareholders that voted against the Merger Resolutions at the Corio EGM and the right for creditors of both Corio and Klépierre to oppose to the Merger. The Merger also has as an advantage that it can be implemented rather quickly after the Settlement Date, provided that the Corio EGM adopts the Merger Resolutions.

Under the Merger Protocol, both the Offer and the Merger require a two third majority support from Corio shareholders (equating roughly to the majority of the free float, not including APG). The Offer is subject to a 95% acceptance threshold which is decreased to 80% if the Corio EGM adopts the Merger Resolutions (as defined below) and can be further waived by Klépierre to 66.67%. The required voting majority for the Merger Resolutions (as defined below) to be adopted is also two thirds.

Under Dutch law, shareholders in a Dutch company that, as the disappearing company, enters into a statutory cross-border merger (grensoverschrijdende fusie) with another European entity, as the acquiring entity, may elect to receive the equivalent of the share consideration in cash. The law does not differentiate between mergers of listed and non-listed entities, although obviously a shareholder in a listed company can monetise his investment any time by selling his shares on the stock exchange. In order to give effect to this legal provision, while ensuring that equivalent consideration is paid to all shareholders, the Merger Protocol provides that a number of Klépierre Shares equal to the New Klépierre Shares that would otherwise be allotted to those dissenting Shareholders, will be provided to a trustee instead, who sells such Klépierre Shares in the market and remits the sale proceeds in cash to those Shareholders. This mechanism will be included in the articles of association of Corio.

As a result, Shareholders are requested in the context of the Merger to vote on two separate, but related items: the amendment of the articles of association and subsequently, the Merger itself. These resolutions are the “Merger Resolutions”. The Merger will only be implemented after settlement of the Offer, the other merger conditions as set out in the Offer Memorandum having been satisfied or waived, and Klépierre having confirmed to Corio that the implementation of the Merger should occur. More detail on the Merger Resolutions can be found in the Merger proposal and the explanatory notes to the Merger proposal, the agenda of the Corio EGM and the explanatory notes to agenda of the Corio EGM.

4.5	Conclusion

Taking into account all of the factors set forth above, as well as others, the Boards determined that the benefits for the Shareholders and all other stakeholders in Corio that arise from the Offer outweigh the benefits of any possible alternative. Based on these analyses and after having received extensive legal and financial advice and having given due and careful consideration to the strategic, financial and non-financial aspects and consequences of the proposed Transactions, the Boards have unanimously reached the conclusion that the Transactions are in the best interests of Corio and its stakeholders, including the Shareholders.

5.	FINANCIAL INFORMATION

Reference is made to section 14 (Selected consolidated financial information of Corio) and sections 15 and 16 (Financial statements of Corio) of the Offer Memorandum.

6.	EMPLOYEES

The relevant and applicable employee consultation procedures with Corio’s works councils have been completed. The Dutch works council has rendered advice in respect of (i) the Offer and (ii) the Merger. In addition, the Social Economic Council and the relevant trade unions have been notified of the Offer in accordance with the Dutch Merger Code (SER Fusiegedragsregels 2000).

After completion of the Offer, Corio and Klépierre expect that potential future synergy advantages can be achieved that may have social, economic or legal consequences for the employees of the Corio group, in which case the works council will be involved if required under the applicable laws and regulations. The Boards have given any possible impact of the Offer on the Corio group’s employees due consideration. To mitigate any possible consequences that the Offer might have and to safeguard the interests of the Corio group’s employees in the future, Corio and Klépierre have agreed to certain covenants which are described in paragraph 4.3.

7.	OVERVIEW OF SHARES HELD, SHARE TRANSACTIONS AND INCENTIVE PLANS

Outlined below are relationships, agreements or arrangements that certain members of the Boards have that provide them with interests in the proposed transaction with Klépierre that may be in addition to or different from the interests of Corio generally in the Offer. The members of the Boards were aware of these relationships, agreements and arrangements during their respective deliberations on the merits of the Offer and addressed such interests as appropriate under applicable Dutch law relating to conflicts of interests.

7.1	Shares held by members of the Boards

At the date of the Offer Memorandum the members of the Board jointly hold a total of 10,398 Shares. No member of the Board holds any options on Shares.

Name	Shares
Mr Groener	1,167
Mr Beijer	9,231
Total	10,398

Pursuant to the Merger Protocol, Corio will ensure that all members of the Boards tender all Shares currently held by them under to the Offer.

7.2	Share transactions

No transactions were performed by the members of the Boards during the twelve months preceding the date of the Offer Memorandum.

7.3	Incentive plans

Long term incentive scheme

In 2008, a performance phantom share plan for the members of the Management Board was implemented and in 2012 a long term incentive plan for certain eligible employees of the Corio group (the Other Employees) was implemented (together the LTIPs). The LTIPs provide a long-term incentive in the form of a cash bonus payment after a performance period of three years, based on the price of Shares and the creation of shareholder value in the three-years’ performance period.

Under the LTIPs, the members of the Management Board and Other Employees may annually be granted a conditional right to acquire phantom shares, representing a constructed cash value (an Award). The value of Awards granted in any given year to members of the Management Board is capped to 60% of the annual base salary of each such member. The value of Awards granted to Other Employees in any given year is equal to 25% of the annual short term incentive granted to the relevant employee as 25% of the annual short term incentive (see below) is converted into phantom shares.

Three years after the date on which the Awards are granted, vested phantom shares are paid out in cash. The actual number of phantom shares that vest (i.e. become unconditionally payable) is determined on the basis of the ‘total shareholders return’ generated by Corio during the three-years’ before the Awards vest. This total shareholders return generated by Corio is compared to the total shareholders returns generated by companies included in a pre-defined peer group during that same period (the Performance Condition). This pre-defined peer group consists of listed European property investment companies with a primary focus on retail. Unvested phantom shares comprising an Award will forfeit.

To determine the number of phantom shares comprising an Awards that vest, based on the relative total shareholders return generated by Corio, a pre-defined scale is applied. The percentage of the phantom shares comprising an Award that vest ranges from 0% for below median performance to 150% of the phantom shares comprising an Award if Corio ranks first in the pre-defined peer group.

The amount payable in respect of the vested phantom shares comprising an Award is based on the average daily closing price of the Shares during a three-months’ period, starting 1 January. This three-month average aims to minimize the influence of short-term share price volatility. The three-month average also applies when calculating the relative total shareholders return of Corio and of the companies included in the pre-defined peer group.

At the date of this Position Statement, the members of the Management Board and Other Employees have the following outstanding Awards pursuant to the LTIPs in respect of the years 2012, 2013 and 2014. The numbers set out below represent the standard number of phantom shares comprising the Awards.

	2012	2013	2014
Mr. Groener	7,745	7,559	8,329
Mr. Van der Klift	5,139	5,217	5,749
Mr. Fontaine	1,150	4,933	5,436

Corio and Klépierre agreed that any Awards outstanding as per the Settlement Date of the members of the Management Board will vest as per the Settlement Date, whereby:

a) the date on which the performance period ends will be the Settlement Date;

b) the extent to which the Performance Condition has been satisfied and the percentage of the awarded phantom shares comprising the Awards that will vest will be based on the three-months’ period starting at 1January of the calendar year in which the Awards were granted compared to the three-months’ period preceding the Settlement Date;

c) the Awards will not be reduced on a proportionate basis to reflect accelerated vesting of the Award;

d) the cash value of the phantom shares comprising the Awards that will vest, will be based on the average daily closing price during the three-months’ period preceding the first day of the month in which the initial announcement was made (i.e. 1 April 2014 up to and including 30 June 2014); and

e) Corio or any other member of the Corio group will pay out the cash value of the phantom shares comprising the Awards that have vested to the Management Board on the Settlement Date.

Short Term Incentive

The members of the Management Board are entitled to a short-term incentive cash/non-equity bonus pursuant to the remuneration policy approved by Corio’s General Meeting in 2008 and/or their individual employment agreements (the STI). Corio and Klépierre agreed that the STI in respect of the financial year 2014 of the members of the Management Board will be calculated in accordance with the existing rules, including the current remuneration policy of Corio, and on the basis of the pre-agreed targets.

In accordance with the existing rules, the Supervisory Board may, for the Management Board’s STI, conduct a reasonableness test which may result in a target adjustment resulting in a downward or upward adjustment of the STI and may determine the actual STI that will be awarded at its sole discretion. Corio and Klépierre have agreed to discuss in good faith the STI targets for the year 2015.

8.	RECOMMENDATION

Throughout the process leading to the Transactions, the Supervisory Board, the Management Board and the transaction committee composed of representatives of both the Supervisory Board and the Management Board and Corio’s general counsel have been in contact on a frequent basis and have discussed the progress of the process and the key decisions in connection therewith. The Supervisory Board and the Management Board have received extensive financial and legal advice.

In addition, based upon and subject to the factors, qualifications and assumptions set forth in its respective opinion, (i) Deutsche Bank rendered a fairness opinion to the Boards to the effect that it was its opinion, as of 29 July 2014, that the Exchange Ratio pursuant to the Merger Protocol was fair to the Shareholders (other than Klépierre and its affiliates) from a financial point of view, and (ii) Goldman Sachs rendered a fairness opinion to the Boards to the effect that it was its opinion, as of 29 July 2014, that the Exchange Ratio pursuant to the Merger Protocol was fair to the Shareholders (other than Klépierre and its affiliates) from a financial point of view.

The Management Board resolved to enter into the Merger Protocol after the prior approval of the Supervisory Board.

Subject to a Superior Offer or a Klépierre Stock Event, and after having given due and careful consideration to the strategic rationale and the financial and non-financial aspects and consequences of the proposed Transactions, the Boards have reached the conclusion that the Transactions provide a fair price to the Shareholders and are in the best interests of Corio, its Shareholders and all of its other stakeholders.

With reference to the above, and without prejudice to the terms and conditions of the Offer Memorandum, the Boards unanimously recommend the Offer for acceptance and the Merger for approval to the Shareholders and unanimously recommend the Shareholders to vote in favour of the Resolutions at the EGM (the Recommendation).

Supervisory Board of Corio N.V.	Management Board of Corio N.V.
Mr D.C. Doijer	Mr G.H.W. Groener

9.	AGENDA EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

CONVOCATION OF MEETING AND AGENDA

1.	Opening of the meeting and announcements

2.	Explanation of the recommended public exchange offer (the Offer) by Klépierre S.A. (Klépierre) to all holders of issued and outstanding ordinary shares with a nominal value of EUR 10 each in the capital of the Company (the Shares) and as further explained in the offer memorandum relating to the Offer dated 27 October 2014 (the Offer Memorandum) (for discussion)

3.

a.      Amendment of the Articles of Association of the Company in connection with the proposed merger as referred to under agenda item 3b. (the Pre-Merger Amendment) (resolution)

b.      Cross-border legal merger between Corio (as the disappearing company) and Klépierre (as the surviving company) (the Merger) (resolution)

4.	Conditional Amendment of the Articles of Association of the Company as per the Settlement Date (as defined in the Offer Memorandum) (the Post-Settlement Amendment) (resolution)

5.	Conditional Amendment of the Articles of Association of the Company as per delisting of the Shares (the Post-Delisting Amendment) (resolution)

6.	Conditional appointment of the following persons as members of the Management Board as per the Settlement Date: a. Mr Jean-Marc Jestin (resolution) b. Mr Bruno Valentin (resolution)

7.	Conditional granting of full and final release from liability to all members of the Management Board for the performance of their duties as per the Settlement Date (resolution)

8.

Conditional appointment of the following persons as members of the Supervisory Board as per the Settlement Date:

a.      Mr Laurent Morel (resolution)

b.      Mr Jean-Michel Gault (resolution)

c.      Ms Marie-Thérèse Dimasi (resolution)

9.	Conditional granting of full and final release from liability to all members of the Supervisory Board for the performance of their duties as per the Settlement Date (resolution)

10.	Any other business

11.	Close

SCHEDULE 1

FAIRNESS OPINION DEUTSCHE BANK

Deutsche Bank

29 July 2014

The Supervisory Board and The Management Board

Corio N.V.

Hoog Catharijne

Van Duvenborch Building Stationsplein 97, 3511 ED Utrecht

P.O. Box 8243, 3503 RE Utrecht

The Netherlands

Dear Sirs,

Deutsche Bank AG, acting through its London branch (“Deutsche Bank”), is acting as a financial adviser to Corio N.V. (“Corio”) in connection with the proposed business combination between Corio and Klepierre S.A. (“Klepierre”) as described in the Merger Protocol entered into between Corio and Klepierre on 29 July 2014 (the “Merger Protocol”).1 In this letter, “Transaction” shall mean the transaction contemplated by the Merger Protocol. Pursuant to the Transaction, it is proposed that holders of issued and outstanding ordinary shares of par value €10.00 in the share capital of Corio (each, a “Corio Share”) will receive 1.14 ordinary shares of par value €1.40 in the share capital of Klepierre (each, a “Klepierre Share”) (the “Exchange Ratio”).

Corio has requested that Deutsche Bank provides an opinion addressed to the Supervisory Board and the Management Board of Corio (together, the “Boards”) as to whether the Exchange Ratio is fair, from a financial point of view, to holders of the Corio Shares.

In connection with Deutsche Bank’s role as a financial adviser to Corio, and in arriving at the opinion contained in this letter, Deutsche Bank has reviewed certain publicly available financial and other information concerning Corio and Klepierre, and certain internal analyses, financial forecasts and other information furnished to it by Corio or, as applicable, Klepierre, Deutsche Bank has also held discussions with members of the senior management of Corio and Klepierre regarding the businesses and prospects of Corio and Klepierre.

In addition, Deutsche Bank has: (i) reviewed the reported prices and trading activity for Corio Shares and Klepierre Shares; (ii) compared certain financial and stock market information for Corio and Klepierre with similar information for certain selected companies which Deutsche Bank has considered comparable to Corio or, as applicable, Klepierre, and whose securities are publicly traded; (iii) reviewed the financial aspects of certain selected merger and acquisition transactions which Deutsche Bank has considered comparable to the Transaction; (iv) reviewed the financial and other terms of the Transaction as set forth in the Merger Protocol; (v) reviewed certain appraiser reports in relation to certain assets of Corio and Klepierre prepared by or at the direction of Corio or Klepierre, as the case may be, their respective management and/or professional advisers and (vi) performed such other studies and analyses and considered such other factors as it deemed appropriate.

[1]	Pursuant to the Merger Protocol, the Transaction will be implemented by way of a public offer to be made by Klepierre for all of the issued and outstanding ordinary shares in the share capital of the Company in exchange for ordinary shares in the share capital of Klepierre, which public offer may be followed by a pre-approved cross border merger with Klepierre as the sole surviving entity.

Chairman of the Supervisory Board: Paul Achleitner, Management Board, Jurgen Fitschen (Co Chairman), Anshuman Join (Co-Chairman), Stefan Krause, Stephan Leithner, Stuart Lewis, Rainer Neske, Henry Ritchotte.

Deutsche Bank AG is authorised under German Banking Law (competent authority. BaFin-Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial

Services Authority, a member of the London Stock Exchange Deutsche Bank AG is a joint stock corporation with limited liability incorporated in the Federal Republic of Germany HRB 30 000 District Court of Frankfurt am Main. Branch Registration in England and Wales BR000005, Registered Address Winchester House. 1 Great Winchester Street, London EC2N 2DB (04/09) Details about the extent of our authorisation and regulation by the Financial Services Authority are available on request or from www db com/en/content/eu disclosures htm. www db com

In conducting its analyses and arriving at the opinion contained in this letter, Deutsche Bank has utilised a variety of generally accepted valuation methods commonly used for these types of analyses. The analyses prepared by Deutsche Bank were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Boards as to the fairness, from a financial point of view, of the Exchange Ratio to holders of Corio Shares and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may actually be sold, which are inherently subject to uncertainty.

Deutsche Bank has not assumed responsibility for, and has not independently verified, any information, whether publicly available or furnished to it, concerning Corio or Klepierre, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of the opinion contained in this letter. Accordingly, for the purposes of the opinion contained in this letter, Deutsche Bank has, with Corio’s permission, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not (save as disclosed above) prepared or obtained a valuation or appraisal of any of the assets or liabilities (including, without limitation, any contingent, derivative, or off-balance sheet assets and liabilities) of Corio, Klepierre or any of their respective affiliates, nor has Deutsche Bank evaluated the solvency or fair value of Corio or Klepierre under any applicable law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts and projections, including, without limitation, the analyses and forecasts of certain cost saving, operating efficiencies, revenue effects and financial synergies expected by Corio to be achieved as a result of the Transaction (collectively, the “Synergies”) made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed, with Corio’s permission, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of the management of Corio as to the matters covered thereby. In rendering the opinion contained in this letter, Deutsche Bank expresses no view as to the reasonableness of such financial information, forecasts and projections, including, without limitation, the Synergies, or the assumptions on which they are based.

For the purposes of rendering the opinion contained in this letter, Deutsche Bank has assumed with Corio’s permission that, in all respects material to its analysis, the Transaction will be consummated in accordance with its terms, without any material waiver, modification or amendment of any term, condition or agreement. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that, in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no material restrictions will be imposed. Deutsche Bank is not a legal, regulatory, tax or accounting expert and has relied on the assessments made by Corio and its advisers with respect to such issues.

This letter has been approved and authorized for issuance by a fairness opinion review committee, is addressed to, and for the use and benefit of, the Boards and does not constitute a recommendation as to how any holder of Corio Shares should vote, tender or make any election with respect their Corio Shares in connection with the Transaction or any other matter. The opinion contained in this letter is limited to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Corio Shares, and is subject to the assumptions, limitations, qualifications and other conditions contained in this letter and is necessarily based on financial, economic, market and other conditions, and the information made available to Deutsche Bank, as of the date of this letter. Corio has not asked Deutsche Bank to, and the opinion contained in this letter does not, address the fairness of the Transaction or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Corio, nor does it address the fairness of the contemplated benefits of the Transaction. Deutsche Bank expressly disclaims any undertaking or obligation to advise any person of any change in any fact or other matter affecting the opinion contained in this letter of which it becomes aware after the date of this letter. Deutsche Bank expresses no opinion as to the merits of the underlying decision by Corio to engage in the Transaction. In addition, Deutsche Bank does not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received as a result of the Transaction by any of Corio’s officers, directors, or employees, or any class of such persons.

Deutsche Bank was not requested to, and did not itself, solicit third party indications of interest in the possible acquisition of any or all of the Corio Shares or any or all of Corio’s business or assets. Furthermore, the opinion contained in this letter does not address the relative merits of the Transaction as compared to any alternative business strategies that may be available to the Company or the respective prices at which the Corio Shares or the Klepierre Shares or any other securities will trade following the announcement or consummation of the Transaction.

Deutsche Bank will be paid a fee for its services as a financial adviser to Corio (including, without limitation, the provision of the opinion contained in this letter) in connection with the Transaction, which is contingent upon the completion of the Transaction. Corio has also agreed to indemnify Deutsche Bank, each other member of the DB Group (as defined below) and its and their respective directors, officers and employees against certain liabilities in connection with the engagement of Deutsche Bank as a financial adviser to Corio in connection with the Transaction. One or more members of the DB Group has, from time to time, provided investment banking, commercial banking (including, without limitation, extension of credit) and other financial services to Corio, Klepierre, Simon Property Group. Inc. (“Simon”), APG Algemene Pensioen Groep N.V. (“APG”) and BNP Paribas SA (“BNP Paribas”) or as applicable, their respective affiliates for which it has received compensation. In the ordinary course of their business, members of the DB Group may actively trade in the securities, other instruments and obligations of Corio or, as applicable. Klepierre, Simon, APG or BNP Paribas for their own accounts and for the accounts of their customers. Accordingly, one or more members of the DB Group may at any time hold a long or short position in such securities, other instruments and obligations. For the purposes of rendering the opinion contained in this letter, Deutsche Bank has not considered any information that may have been provided to it in those capacities or in any capacity other than as fairness opinion provider.

Based upon and subject to the foregoing, it is Deutsche Bank’s opinion as investment bankers that, as of the date of this letter, the Exchange Ratio is fair, from a financial point of view, to the holders of the Corio Shares.

In this letter, “DB Group” shall mean Deutsche Bank AG and its subsidiary undertakings from time to time; “subsidiary undertaking” shall be construed in accordance with section 1162 of the Companies Act 2006; and “person” shall include a reference to an individual, body corporate, association or any form of partnership (including a limited partnership).

This letter may not be reproduced, summarised or referred to in any public document or given to any person without the prior written consent of Deutsche Bank. Notwithstanding the foregoing, this letter may, if required by law, be included in any disclosure document filed by Corio with any applicable securities regulatory authorities with respect to the Transaction. provided, however, that it is reproduced in full, and that any description of or reference to Deutsche Bank in such disclosure document is in a form reasonably acceptable to Deutsche Bank and its legal advisers.

Yours faithfully,

DEUTSCHE BANK AG, LONDON BRANCH

SCHEDULE 2

FAIRNESS OPINION GOLDMAN SACHS

Goldman Sachs International

Peterborough Court  |  133 Fleet Street  |  London EC4A 2BB

Tel: +44 (0)20 7774 1000

PERSONAL AND CONFIDENTIAL

29 July 2014

The Supervisory Board and the Management Board

Corio N.V.

Hoog Catharijne

Van Duvenborch Building

Stationsplein 97

3511 ED Utrecht

The Netherlands

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Klépierre SA (“Klépierre”) and its affiliates) of the outstanding shares, with a nominal value of €10 per share (the “Company Shares”), of Corio N.V. (the “Company”) of the Exchange Ratio (as defined below) pursuant to the Merger Protocol, dated 29 July 2014 (the “Agreement”), between the Company and Klépierre. Pursuant to the Agreement, the Company and Klépierre intend to combine their businesses by way of a recommended public exchange offer to be made by Klépierre for all issued and outstanding ordinary shares of the Company (the “Offer”). Following completion of the Offer, Klépierre and the Company may implement a pre-approved cross border merger with Klépierre as the surviving entity and the Company as the disappearing entity (the “Merger”). The Transaction (as defined below) will be implemented through the issuance by Klépierre of 1.14 shares, with par value of €1.40 per share (the “Klépierre Shares”), of Klépierre in exchange for each outstanding Company Share (the “Exchange Ratio”).

Goldman Sachs International and its affiliates (“Goldman Sachs”) are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Klépierre, any of their respective affiliates and third parties, including APG Asset Management N.V. (“APG”), a significant shareholder of the Company, Simon Property Group, Inc. (“Simon”), a significant shareholder of Klépierre, and BNP Paribas SA (“BNP”), a

Goldman Sachs International

Peterborough Court  |  133 Fleet Street  |  London EC4A 2BB

Tel: +44 (0)20 7774 1000

The Supervisory Board and the Management Board

Corio N.V.

29 July 2014

significant shareholder of Klépierre, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to Simon and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunning manager with respect to a public offering of Simon’s Notes due February 2018 (aggregate principal amount $750,000,000) in December 2012, as joint bookrunning manager with respect to a public offering of Simon’s Notes due February 2023 (aggregate principal amount $500,000,000) in December 2012, as joint bookrunning manager with respect to a public offering of Simon’s Notes due October 2020 (aggregate principal amount €750,000,000) in September 2013, and as Simon’s financial advisor in connection with the spin-off of Washington Prime Group, Inc., a former subsidiary of Simon, in May 2014. We may also in the future provide financial advisory and/or underwriting services to the Company, Klépierre, APG, Simon, BNP and their respective affiliates for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with APG and its affiliates from time to time and may have invested in limited partnership units of affiliates of APG from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders of the Company and Klépierre for the five fiscal years ended 31 December 2013; certain interim reports to shareholders of the Company and Klépierre; certain other communications from the Company and Klépierre to their respective shareholders; certain publicly available research analyst reports for the Company and Klépierre; certain internal financial analyses and forecasts for the Company prepared by its management and for Klépierre prepared by its management and certain financial analyses and forecasts for Klépierre pro forma for the Transaction prepared by the management of the Company, in each case, as approved for our use by the Company (the “Forecasts”), and certain operating synergies projected by the managements of the Company and Klépierre to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Klépierre regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Klépierre; reviewed the reported price and trading activity for the Company Shares and

Goldman Sachs International

Peterborough Court  |  133 Fleet Street  |  London EC4A 2BB

Tel: +44 (0)20 7774 1000

The Supervisory Board and the Management Board

Corio N.V.

29 July 2014

Klépierre Shares; compared certain financial and stock market information for the Company and Klépierre with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the real estate industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Klépierre or any of their respective subsidiaries and, we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory, tax or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Klépierre or on the expected benefits of the Transaction in any way meaningful to our analysis. We have further assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than Klépierre and its affiliates) of Company Shares, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, Electing Shareholders (as defined in the Agreement), the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the

Goldman Sachs International

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The Supervisory Board and the Management Board

Corio N.V.

29 July 2014

amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which Company Shares or Klépierre Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Klépierre or the ability of the Company or Klépierre to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided solely for the information and assistance of each of the Supervisory Board and Management Board of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Shares should vote or make any election with respect to the Transaction or whether or not any holder of Company Shares should tender such Shares in connection with the Exchange Offer or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders (other than Klépierre and its affiliates) of Company Shares.

Very truly yours,

(GOLDMAN SACHS INTERNATIONAL)